Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

How to become an accredited investor, what you need to know



Is it your first time looking for information on how to become an accredited investor in the U.S., but not sure where to start? Here we'll cover the accredited investor definition, which has recently changed as part of a new SEC ruling to expand the universe of eligible investors. The effective date of the new rules is December 8, 2020. We will also look at the history behind accreditation, and how you can qualify as an accredited investor.

Before we begin, let's first clarify that becoming an accredited investor is not part of a larger submission or application process. Put simply, it's not like applying for a bank loan or a mortgage. To be deemed an accredited investor, individual investors, spouses, or investment companies, must simply meet one of the eligibility criteria laid out by the U.S. Securities and Exchange Commission (SEC). Let's take a closer look.

What is the purpose of becoming an accredited investor?

The purpose of governmental bodies like the SEC's rules for investor accreditation is to provide protection to investors. The accreditation requirement seeks to ensure that investors have sufficient knowledge to understand the risks of the prospective investment or the finances to protect against the risk of monetary loss. For these reasons, it's important to understand the accredited investor definition and what qualifies an investor.



What makes someone an accredited investor?

To be deemed an individual accredited investor, the SEC defines multiple tests for which a natural person now only needs to pass one:

1. Income

2. Net worth

3. Professional certifications or designations

4. Knowledgeable employees of private funds

The income and net worth thresholds can be considered financial tests, while professional certifications or designations and knowledgeable employees can be considered knowledge tests.

Financial tests to become an accredited investor

Income test

The first way an individual can become an accredited investor is with a pre-tax income exceeding $200,000 in each of the two most recent tax return years. There must also be a reasonable expectation that they will earn the same or more in the current calendar year and the coming year.

Individual net worth

The second way an individual can become an accredited investor is to have a net worth exceeding $1M. This excludes the value of their primary residence.

How an individual becomes an accredited investor with their spouse or spousal equivalent

Similar to becoming an individual accredited investor, an individual together with their spouse or spousal equivalent (which means a cohabitant occupying a relationship generally equivalent to that of a spouse) can jointly become accredited investors. Again, this is done either via income or via net worth financial statements.

Income

An individual together with their spouse or spousal equivalent will be deemed accredited investors if they have a pre-tax joint income of at least $300,000 for the two previous years. They must also be on track to make the same amount (or more) in the upcoming year.

Net worth

Spouses or spousal equivalents can also qualify if their joint net worth exceeds $1M at the time they are making an investment. As with becoming an accredited investor individually, this net worth must exclude the value of your primary residence.

How individuals or spouses (or spousal equivalents) can become accredited investors

Financial test qualifications for accreditation

Status	Criteria	Requirement
Single	Income	Pre-tax minimum income of $200K in the past 2 years
	Net worth	Total net worth of $1M, not including primary residence
Couple (with spouse or spousal equivalent)	Income	Pre-tax minimum income of $300K as a couple in the past 2 years
	Net worth	Total joint net worth of $1M as a couple, not including your primary residence

Knowledge tests

Professional certifications or designations test

One of the new ways that an individual can become an accredited investor is by having certain professional certifications, designations or other credentials issued by an accredited educational institution. Examples of the requisite designations include individuals in good standing with the Series 7, Series 65, or Series 82 licenses. In addition, the SEC has provided itself flexibility to reevaluate or add certifications, designations, or credentials in the future.

Knowledgeable employees of private funds

The last of the main ways that an individual can be deemed an accredited investor is to be a knowledgeable employee of a private fund. Knowledgeable employees are defined as:

- An executive officer, director, trustee, general partner, advisory board member, or person serving in a similar capacity, of the private fund or an affiliated management person.
- An employee of the private fund or an affiliated management person of the private fund who participates in the investment activities of such private fund, other private funds, or investment companies for at least 12 months.



Other types of accredited investors

The following can also qualify as accredited investors:

- Financial institutions
- A corporation or LLC, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5M
- Knowledgeable employees of private funds
- Certain types of insurance companies

For a detailed breakdown of the various types of accredited investors, please see the definitions and terms used in Regulation D.

Now that you have a general idea of the criteria and requirements, let's take a look at the history behind the accredited investor concept.

Accredited investor legislation: past, present, future

In the 1930s, federal lawmakers were seeking a way to protect investors while also spurring new business growth. The Securities Act of 1933 was enacted to regulate offers and sales of securities in the United States.

The idea was to do so by requiring companies to register a statement with a variety of information. This would include information about itself, its securities, and the specific offering with the SEC. The registration needed to be deemed effective before it could be offered to investors.

However, regulators needed to ensure that only experienced investors with sufficient resources were participating for securities that were not registered. These opportunities do not fall under federal or state securities laws. As a result, Regulation D of the Securities Act of 1933 was developed and the term accredited investor was born.

The SEC wanted to create a standard of knowledgeable qualified investors with financial merits. Only investors who qualified as such would be able to participate in private securities and private investment offerings. By doing so, they wanted to strike a balance that would stimulate business growth and also protect less experienced qualified investors from riskier investments. As these rules continue to evolve, the knowledge and qualifications requirements become more and more important. This recent ruling could have a large impact on the pool of potential investors.

Dodd-Frank Wall Street Reform and Protection Act

On the heels of the 2008 financial crisis, President Obama signed the Dodd-Frank Wall Street Reform and Protection Act (the Dodd-Frank Act, for short) into law in 2010. It amended the eligibility requirements for investors, specifically, as a result of the Dodd-Frank Act, the value of a primary residence was no longer permitted to be included as part of the net worth of an individual.

Determining accredited investor eligibility

We've titled this post, "How to Become an Accredited Investor." However, there isn't an official move to bullet application process to become an accredited investor. If you are interested in investing in opportunities that are only open to accredited investors, there are a few steps you will have to take. If a securities offering is being made under Rule 506(c) of Regulation D, the firm managing the

investment opportunity must verify that you meet the requirements. They either verify net worth or income based on rules set forth under Regulation D.

You will be required to provide documentation that demonstrates your accreditation status. This includes the following:

- Bank statements
- W-2s
- Brokerage accounts
- Your credit report to disclose liabilities
- Business ownership documentation such as tax filings along with an operating agreement
- Certain third-party statements from acceptable institutions
- Proof of knowledge or professional certifications

Remember, the value of a primary residence or primary home can't be included as part of your net worth. However, vacation and investment properties can be included in your net worth. You must submit proof of ownership and proper valuation.

Once your documentation has been submitted, the managing firm will review it. They will then accept or reject your accredited investor status. If approved, your accreditation is typically valid for one year or until the next tax day (if you verify via income). You will then be able to invest.

Investment opportunities for accredited investors

Accredited investors have access to investment opportunities that are offered privately under Regulation D of the Securities Act. These are not publicly offered opportunities available to the general investing public. Typically, these investments could be riskier, but they offer the opportunity for potentially higher returns.

Historically, the SEC distinction was to designate individuals that are considered to be more sophisticated investors. These are individuals that do not require the same layers of protection as novice investors with less wealth and less investment knowledge and experience.



Changing the definition of an accredited investor and investor sophistication

The definition and requirements of this type of investor accreditation have remained top of mind since its inception in the 1930s. The specific purpose of the SEC's requirements, the Securities Exchange Act, and federal laws surrounding investor accreditation is to provide protection. These requirements are intended to ensure that investors are knowledgeable enough to understand the risks of these investment opportunities. They also work to ensure that potential investors have enough wealth to protect against monetary loss from riskier investments.

Today, the parameters for accredited investors continue to be a hot topic. Many believe that the requirements are too stringent, while some insist they are too loose. Others believe that accredited status should be based on their investing acumen. Or rather, a combination of such knowledge and wealth instead of being just wealth or income-based.

Even though these parameters have recently changed, there are some who wish for the requirements to lessen even further. This will continue to be a hotly debated topic amongst the financial crowd.

Michael Piwowar, the former Commissioner of the Securities and Exchange Commission, stated in 2017 that the current accreditation standards "don't serve their intended purpose of protecting those people from the potential risks of putting money into higher-risk investments."

Taking the debate a step further, SEC commissioners have highlighted geographic disparity and inflation in their arguments for and against changing requirements for investor accreditation.

Being an accredited investor vs. a non-accredited investor on Yieldstreet

Yieldstreet's individual asset-backed alternative investments are currently only available to verified accredited investors. This is because our individual offerings are offered to investors under Rule 506(c) of Regulation D of the Securities Act.

This rule permits issuers to broadly solicit and generally advertise an offering. It requires Yieldstreet to verify that all the investors participating in one of our individual offerings are accredited. We do this by conducting a verification process.

However, the Yieldstreet Prism Fund allows all investors, both accredited and non-accredited, to invest in numerous alternative asset classes with a single investment. Non-accredited investors were first able to invest in the Fund in August 2020.

Additionally, investors may also consider investing in Yieldstreet products with a Yieldstreet IRA. Accredited investors may participate in all our investment products with their Yieldstreet IRA. However, non-accredited investors may only invest in the Yieldstreet Prism Fund with a Yieldstreet IRA.

Looking ahead: The future of investor accreditation

Though the SEC hasn't put forth many specific parameters that detail the level of professional knowledge or required certifications, the commission has detailed that they'll regularly review these new enforcements and make ongoing changes. As for how much this will impact the market moving forward, it's likely too early to tell. However, when more and more qualified investors seek accreditation, it will be easier to determine how this new ruling has expanded the market, if at all.



If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download here.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska, Texas or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or

liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).

STOP REVIEWING

New SEC accreditation - to add to FAQs:

What licenses can I provide in order to confirm my accreditation?
In particular, holders in good standing of Series 7, 65 or 82 licenses will qualify as accredited investors. Ask legal what needs to be provided in order to be in "good standing" as we will list them on the site ex: how we do for income/net worth

- *Can we independently verify this? Do we need the document?*

How do I verify my accreditation as a knowledgeable employee of a private fund?
In order to verify as accredited as a knowledgeable employee of a private fund you will need to meet the criteria of one of the following in regards to the fund:

(i) executive officers, directors, trustees, general partners, advisory board members or persons serving in a similar capacity of a Section 3(c)(1) or 3(c)(7) fund, or affiliated persons of the fund who oversee the fund's investments; as well as

(ii) employees or affiliated persons of the fund (other than employees performing solely clerical, secretarial or administrative functions) who, in connection with the employees' regular functions or duties, have participated in the investment activities of such private fund for at least 12 months. Ask legal what will they need to show proof that they are part of the fund/qualify as the above? What documents prove that they are a "knowledgeable" employee? We will also need to list these clearly on the site - IGNORE

Spouse -> spousal equivalent

- FAQs - Ash - spousal equivalent, and adding licenses
- Aram - adjust experience in AIQ flow

License: full name and license number? When would it expire? How can we verify? Search by name and license # - screenshot and upload it

Investment request link? Where does it lead to